Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, March 8, 2022

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 on the Securities Market, and as established in the Commissions’ General Rule No. 30, duly authorized, I inform you as a material fact of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company”), registration in the Securities Registry No. 306, the following:

●	As previously reported, LATAM and certain entities of its business group, which are part of the reorganization process of LATAM in the United States (“Chapter 11 Proceedings”), executed a contract titled Super-Priority Debtor-In-Possession Term Loan Agreement (the “DIP Credit Agreement”) for an amount of up to US$ 3.2 billion, structured in different tranches, denominated Tranche A (up to US$ 1,300 million); Tranche B (up to US$ 750 million); and Tranche C (up to US$ 1,150 million).

●	As reported via Material Fact, on October 8, 2020, June 9, 2021, November 10, 2021, and December 23, 2021, LATAM informed that the first, second, third and fourth draws under the DIP Credit Agreement took place for an amount of US$ 1,150 million, US$ 500 million, US$ 200 million and US$ 100 million, respectively.

●	Given the extension of the health and travel restrictions imposed by the authorities, as well as the analysis of the liquidity projection, as of today’s date, it is reported that a new disbursement has been requested under the DIP Credit Agreement in the amount of US$ 300 million. This disbursement would be made in US$ 38,552,295.92 by the Tranche A financiers, in US$ 227,343,750.00 by the Tranche B financiers, and in US$ 34,103,954.08 by the Tranche C financiers, in accordance with the provisions of the DIP Credit Agreement.

Sincerely,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.